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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25                 SEC FILE NUMBER
                                                          1-11556
                   NOTIFICATION OF LATE FILING          CUSIP NUMBER
                                                         904571 30 4
(Check One):
/X/Form 10-K  / /Form 20-F  / /Form 11-K  / /Form 10-Q  / /Form N-SAR

     For Period Ended: September 30, 1997
                       --------------------
     /  /  Transition Report on Form 10-K
     /  /  Transition Report on Form 20-F
     /  /  Transition Report on Form 11-K
     /  /  Transition Report on Form 10-Q
     /  /  Transition Report on Form N-SAR
     For the Transition Period Ended:
                                     ----------------------------------------

Read Instructions (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
            VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant            Uni-Marts, Inc.
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Former Name if Applicable
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Address of Principal Executive Office (Street and Number)
477 East Beaver Avenue
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City, State and Zip Code           State College, PA 16801-5690

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a)  The reasons described in reasonable detail in Part III of this
    |      form could not be eliminated without unreasonable effort or
    |      expense;
    | (b)  The subject annual report, semi-annual report, transition report
    |      on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,
/X/ |      will be filed on or before the fifteenth calendar day following
    |      the prescribed due date; or the subject quarterly report of
    |      transition report on Form 10-Q, or portion thereof will be filed
    |      on or before the fifth calendar day following the prescribed
    |      due date; and
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

                          SEE ATTACHMENT

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PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
     J. Kirk Gallaher                 (814)                 234-6000
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             (Name)                (Area Code)         (Telephone Number)
(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
     30 of the Investment Company Act of 1940 during the preceding
     12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is
     no, identify report(s).                                / X /Yes  /   /No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
     included in the subject report or portion thereof?     / X /Yes  /   /No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                          SEE ATTACHMENT
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                         Uni-Marts, Inc.
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           (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 29, 1997             By   /S/ J. KIRK GALLAHER
     -------------------------          ------------------------------------
                                        J. Kirk Gallaher
                                        Executive Vice President and
                                        Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                            ATTENTION
    Intentional misstatements or omissions of fact constitute
        Federal Criminal Violations (See 18 U.S.C. 1001).

                       GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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                         UNI-MARTS, INC.
                     SEC FILE NUMBER 1-11556
                     CUSIP NUMBER 904571 30 4
                    ATTACHMENT TO FORM 12b-25
                        DECEMBER 29, 1997




PART III - NARRATIVE

The Annual Report on Form 10-K for Uni-Marts, Inc. (the "Company") cannot be filed on a timely basis on December 29, 1997 due to the Company's inability to finalize its financial statements and footnotes thereto. This delay is the result of the pending finalization of agreements between the Company and its lenders and the resulting impact of those agreements on the Company's financial position. Any financial statement or footnote changes resulting from the agreements must then be reviewed by the Company's independent auditors. It is expected that a complete Form 10-K will be filed within the required period.


PART IV - QUESTION 3

The Company experienced an unaudited net loss in fiscal year 1997 of $6.0 million compared to net earnings in fiscal year 1996 of $3.0 million. This loss is the result of many factors including lower gross profits, increased operating expenses, loss provision related to the termination of a lease agreement with Getty Petroleum Marketing, Inc., provision of asset impairment and a change in the method of accounting for inventories. Net loss per share in fiscal year 1997 was $0.91 compared to net earnings per share in fiscal year 1996 of $0.46.